

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2020

Ling Cheng
Chief Financial Officer
Dongfang City Holding Group Co. Ltd.
52 East Broadway, 5FL, Suite 501
New York, New York 10002

> **Re: Dongfang City Holding Group Co. Ltd.**
>   **Registration Statement on Form 10-12G**
>   **Filed November 18, 2019**
>   **File No. 000-56120**

Dear Ms. Cheng:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Real Estate & Construction

cc: Arila Zhou